Tin Top Productions LLC
Incorporation Date: July 10th, 2025
Fiscal Year End December 31st

2025 GAAP Financial

Balance Sheet

Tin Top Productions LLC
As of December 31, 2025

	DEC 31, 2025
Assets	
Current Assets	
Cash and Cash Equivalents	
Cash on Hand	1,440.00
Checking	143.87
Savings	25.00
Total Cash and Cash Equivalents	**1,608.87**
Total Current Assets	**1,608.87**
Fixed Assets	
Production Equipment	15,000.00
Total Fixed Assets	**15,000.00**
Total Assets	**16,608.87**
Liabilities and Equity	
Equity	
Current Year Earnings	(71,413.81)
Investor Capital – Reg CF 2025	86,777.55
Owner's Equity	1,245.13
Total Equity	**16,608.87**
Total Liabilities and Equity	**16,608.87**

Income Statement (Profit and Loss)

Tin Top Productions LLC
For the year ended December 31, 2025

	2025
Cost of Goods Sold	
Cinematography	5,250.00
Craft Services	852.16
Fuel / Transportation	366.89
Hard Drives / Media Storage	480.60
Insurance	579.00
Livestock	6,362.00
Producer Fees	8,320.15
Production Assistants	1,000.00
Production Equipment (Expenses)	10,813.15
Production Equipment Rental	7,585.00
Production Supplies	452.19
Set Decoration	721.79
Set Design	5,729.36
Sound / Audio	21,300.00
Total Cost of Goods Sold	**69,812.29**
Gross Profit	**(69,812.29)**
Operating Expenses	
Bank Fees	115.00
Meals	84.25
Medical	27.16
Production Entertainment	363.19
Promotional Merchandise	320.00
Shipping	27.98
Travel	675.94
Total Operating Expenses	**1,613.52**
Operating Income	**(71,425.81)**
Other Income / (Expense)	
Credit Card Rewards / Cash Back	12.00
Total Other Income / (Expense)	**12.00**
Net Income	**(71,413.81)**

Tin Top Productions LLC
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2025
Cash flows from operating activities	-$71,413.81
Cash flows from financing activities	$88,022.68
Cash flows from investing activities	-$15,000.00
Cash at beginning of period	$0.00
Net increase/decrease in cash	$1,608.87
Cash at the end of period	$1,608.87

TIN TOP PRODUCTIONS LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

Account	2025
Opening Balance (July 10, 2025 — date of inception)	$0.00
Initial Member's Capital Contribution	$1,245.13
Investor Capital — Reg CF 2025	$86,777.55
Net Loss	($71,413.81)
Closing Balance (December 31, 2025)	**$16,608.87**

Notes & Assumptions

1. The closing balance of $16,608.87 ties directly to Total Equity on the December 31, 2025 balance sheet.

2. Reg CF investor capital of $86,777.55 is treated as a capital contribution, consistent with balance sheet presentation.

3. The Statement of Cash Flows shows financing activities of $88,022.68 — the difference from $86,777.55 likely reflects gross cash received before platform fees or refunds were netted.

4. Initial owner's equity of $1,245.13 is derived from the balance sheet. The reviewed financials from July 2025 show $125 contributed at inception; the remaining $1,120.13 was contributed later in the year.

5. This entity is a single-member LLC treated as a disregarded entity for federal income tax purposes. Presentation uses Members' Equity rather than Stockholders' Equity per U.S. GAAP.

Tin Top Productions LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Tin Top Productions LLC (the "Company") is a limited liability company organized on July 10, 2025 under the laws of Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.